SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-8344
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Meridian Bioscience, Inc.
Savings and Investment Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Meridian Bioscience, Inc.
3471 River Hills Drive
Cincinnati, OH 45241

Meridian Bioscience, Inc. Savings and Investment Plan
Financial Statements
As of December 31, 2008 and 2007 and for the year ended December 31, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Participants and Administrator
Meridian Bioscience, Inc. Savings and Investment Plan
We have audited the accompanying statements of net assets available for benefits of Meridian Bioscience, Inc. Savings and Investment Plan (the “Plan”) as of December 31, 2008 and 2007 and the statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2008 and delinquent participant contributions for the year ended December 31, 2008 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Grant Thornton LLP
Cincinnati, Ohio
June 26, 2009

Meridian Bioscience, Inc. Savings and Investment Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31,

	2008	2007
ASSETS
Cash	$915	$188
Investments, at fair value:
Common stock	86,187	132,997
Registered mutual funds	13,314,641	21,264,924
Collective trust	2,529,914	2,033,572
Participant loans	424,622	408,368

Total investments	16,355,364	23,839,861

Receivables:
Employer contributions	575,987	548,414
Participant contributions	33,176	36,020

Total receivables	609,163	584,434

Total assets	16,965,442	24,424,483

Excess contributions payable	(45,269)	(50,276)

Net assets available for benefits, at fair value	16,920,173	24,374,207

Adjustment from fair value to contract value for interest in the collective trust relating to fully-benefit responsive investment contracts	408,429	18,468

Net assets available for benefits	$17,328,602	$24,392,675

The accompanying notes are an integral part of these statements.

Meridian Bioscience, Inc. Savings and Investment Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the year ended December 31, 2008

Additions to net assets attributed to:
Net appreciation (depreciation) in fair value of investments	$(8,634,834)
Dividend and interest income	977,341
Participant contributions	1,670,628
Employer contributions	1,210,899
Rollover contributions	40,746

Total additions	(4,735,220)

Deductions from net assets attributed to:
Benefit payments	2,322,453
Administrative expenses	6,400

Total deductions	2,328,853

Net decrease	(7,064,073)

Net assets available for benefits:
Beginning of year	24,392,675

End of year	$17,328,602

The accompanying notes are an integral part of these statements.

NOTE A — DESCRIPTION OF PLAN
The following description of the Meridian Bioscience, Inc. Savings and Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
1. General
The Plan is a defined contribution plan covering all employees of Meridian Bioscience, Inc. and its domestic subsidiaries (the “Company”) who have met certain service requirements as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
2. Participation
Employees become eligible for participation in the Plan on their hire date.
3. Trustee
Merrill Lynch Bank & Trust Company, FSB (“Trustee”) is designated as the trustee of the Plan.
4. Contributions
Eligible employees may elect a combination of pre-tax and Roth contributions of up to 100% of their annual earnings through salary deductions (“Deferred Contribution”), subject to the annual contribution limit of $15,500, as defined by the Internal Revenue Code. Participants over the age of 50 may contribute up to an additional $5,000. Participants may also contribute amounts representing distributions from other qualified plans. Employees are automatically enrolled in the plan upon becoming eligible, with contributions set at 3% of eligible compensation. The Company makes matching contributions equal to 100% of the first 3% of each participant’s Deferred Contribution for employees who have met the eligibility requirements for such matching contributions. In addition, the Company makes, at its discretion, an employer profit sharing contribution. The Company elected to make profit sharing contributions of $561,268 and $534,500 for the 2008 and 2007 plan years, respectively.
5. Participant Accounts
Each participant’s account is credited with the participant’s contributions and an allocation of the Company’s contributions and the plan earnings thereon. Allocations of the Company’s profit sharing contributions are based on participants’ wages and Plan earnings are allocated based on account balances, as defined.

NOTE A — DESCRIPTION OF PLAN (continued)
6. Vesting
Participants are immediately vested in their voluntary contributions and actual earnings thereon. Vesting in the Company’s contributions plus actual earnings thereon is based on years of continuous service as follows:

Years of Service	Vesting Percentage

Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years	100%
7. Participant Loans
Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years, or longer for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Interest rates on loans ranged from 5.00% to 10.50% at December 31, 2008. Principal and interest are paid ratably through monthly payroll deductions.
8. Payment of Benefits
Upon termination of employment due to death, disability or retirement, a participant may elect to receive (a) an annuity; (b) installments payable in cash or in kind (rollover to another eligible fund), or part cash and part in kind over a period not to exceed participant’s life expectancy; or (c) a single lump sum payment in cash or in kind, or part in cash and part in kind. For termination of employment due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Terminated participants with vested account balances greater than $5,000 may elect to leave their accounts in the Plan for an indefinite period of time.
9. Expenses of the Plan
The Company pays certain expenses of the Plan and provides certain administrative services at no cost to the Plan. If not paid by the Company, administrative expenses become a liability of the Plan.
10. Forfeitures
In the event that a participant terminates employment prior to 100% vesting, the portion of employer contributions which is not vested is forfeited at that time. The forfeited amounts are used to reduce future employer contributions. At December 31, 2008 and 2007 there were $51,139 and $16,620, respectively, of forfeited nonvested accounts. During 2008, $2,144 was used to reduce employer contributions.

NOTE A — DESCRIPTION OF PLAN (continued)
11. Investment Options
The Plan allows participants to elect how their contributions and the Company’s contributions will be directed among investment fund options based upon the individual investment objectives of the participants. Participants automatically enrolled in the Plan upon eligibility are directed to the Merrill Lynch Retirement Preservation Trust Fund. Participants can make changes to this designation at their discretion based upon available investment funds within the Plan.
The common stock held by the plan is an investment directly in the Company’s common stock.
NOTE B — SIGNIFICANT ACCOUNTING POLICIES
1. Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
2. Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
3. Investment Valuation and Income Reporting
The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note G for discussion of fair value measurements.
Purchases and sales of investments are recorded on the trade date. Gains and losses on the sale of investments are calculated using the specific identification method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments, which consists of realized gains and losses and unrealized gains and losses on those investments.
4. Payment of Benefits
Benefits are recorded when paid.

NOTE B — SIGNIFICANT ACCOUNTING POLICIES (continued)
5. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
6. Fully-Benefit Responsive Investment Contracts held in Common/Collective Trusts
The Company accounts for investment contracts held by the Plan according to Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-1-1, Reporting of Fully-Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). As described in the FSP, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully-benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the Merrill Lynch Retirement Preservation Trust, a collective trust fund. The Statements of Net Assets Available for Benefits, as of December 31, 2008 and December 31, 2007, present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
NOTE C — INVESTMENTS
The following investments represent 5% or more of the Plan’s net assets at December 31:

	2008	2007
ML Retirement Preservation Trust**	$2,938,343	$2,052,040
American Funds Washington Mutual Investors Fund	2,520,327	4,094,995
Blackrock Basic Value Fund	1,653,590	2,709,228
Blackrock Value Opportunities Fund	1,636,653	2,963,466
American Funds Euro Pacific Growth Fund	1,635,000	2,751,288
Allianz CCM Capital Appreciation Fund	1,230,508	—
American Funds Bond Fund of America	1,189,342	1,621,362
Blackrock Small/Mid Cap Growth Fund	869,299	1,472,550
Blackrock Fundamental Growth Fund	—	1,517,985

**	The fair values of the fund were $2,529,914 and $2,033,572 at December 31, 2008 and 2007, respectively.

NOTE C — INVESTMENTS (continued)
During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Common stock	$(29,343)
Registered mutual funds	(8,605,491)

$(8,634,834)

NOTE D — TAX STATUS
The company uses the prototype plan (FFN: 50339810002-004) designed and maintained by Merrill Lynch Bank & Trust Company. The Internal Revenue Service has determined and informed Merrill Lynch, by a letter dated June 4, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the prototype plan has been amended since receiving the determination letter, the plan administrator believes that the prototype plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
NOTE E — PRIORITIES UPON TERMINATION OF THE PLAN
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts.
NOTE F — PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments held during the years ended December 31, 2008 and 2007 include shares of the Company’s common stock, a collective trust, and shares of mutual funds managed by the Trustee, or an affiliate thereof, and therefore, these transactions qualify as party-in-interest transactions. No fees were paid by the Plan in 2008 for investment management services.
NOTE G — FAIR VALUE MEASUREMENTS
The Plan adopted Financial Accounting Standards Board Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements, on January 1, 2008 to value financial assets and liabilities. As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements and related disclosures, SFAS No. 157 establishes a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three broad levels, which are described below:
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that are accessible at the measurement date for assets and liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

NOTE G — FAIR VALUE MEASUREMENTS (continued)
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly. These include quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3: Unobservable inputs, developed using the Company’s estimates and assumptions, which reflect those that the market participants would use. Such inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.
Determining where an asset or liability falls within the hierarchy depends on the lowest level input that is significant to the fair value measurement as a whole. In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in the assessment of fair value.
Assets measured at fair value for the Plan are as follows:
Common stock/mutual funds — Valued at the closing price reported on the active market on which the security is traded.
Collective trust — Valued based on the fair value of the collective trust’s underlying investments using information reported by the investment advisor.
Participant loans — Valued at amortized cost, which approximates fair value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.
Plan assets carried at fair value at December 31, 2008 are classified in the table below in one of the three categories described above:

	Level 1	Level 2	Level 3	Total
Common stock	$86,187	$—	$—	$86,187
Mutual funds	13,314,641	—	—	13,314,641
Collective trust	—	2,529,914	—	2,529,914
Participant loans	—	—	$424,622	424,622

Total assets at fair value	$13,400,828	$2,529,914	$424,622	$16,355,364

NOTE G — FAIR VALUE MEASUREMENTS (continued)
Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Participant Loans
Balance, beginning of year	$408,368
Realized gains (losses)	—
Unrealized gains (losses) relating to instruments still held at the reporting date	—
Purchases, sales, issuances and settlements (net)	16,254

Balance, end of year	$424,622

NOTE H — DELINQUENT PARTICIPANT CONTRIBUTIONS
During the plan year ended December 31, 2008, there were deemed loans made to the Company when participant contributions were not remitted to the plan on a timely basis. The Company remitted the contributions to the plan in 2008 and 2009 and repaid the Plan for interest incurred on the deemed loans in 2009. There were nine instances of delinquent contribution remittances during the plan year. Of these, eight ranged between one and four days delinquent and one was fifteen days delinquent.
The transactions are detailed on the schedule of delinquent participant contributions in the accompanying supplemental schedule.
NOTE I — RECONCILIATION TO FORM 5500
As of December 31, 2008 and 2007, the Plan invested in a collective trust that is included in net assets available for benefits at contract value, but is stated at fair value in the Plan’s Form 5500.
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008:

Net assets available for benefits per the financial statements	$17,328,602
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(408,429)

Net assets available for benefits per the Form 5500	$16,920,173

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007:

Net assets available for benefits per the financial statements	$24,392,675
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(18,468)

Net assets available for benefits per the Form 5500	$24,374,207

NOTE I — RECONCILIATION TO FORM 5500 (continued)
The following is a reconciliation of total additions per the statement of changes in net assets available for benefits to total income on the Form 5500 for the year ended December 31, 2008:

Total additions per the financial statements	$(4,735,220)
Add: Excess contributions payable	45,269
Add: Net adjustment from contract value to fair value for fully-benefit responsive investment contracts	(389,961)

Total income per the Form 5500	$(5,079,912)

The following is a reconciliation of total deductions per the statement of changes in net assets available for benefits to total expenses on the Form 5500 for the year ended December 31, 2008:

Total deductions per the financial statements	$2,328,853
Add: Classification of corrective distributions	45,269

Total deductions per the Form 5500	$2,374,122

SUPPLEMENTAL INFORMATION

Meridian Bioscience, Inc. Savings and Investment Plan
EIN 31-0888197 Plan No 001
FORM 5500, SCHEDULE H, PART IV, LINE 4a-
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
Year ended December 31, 2008

Participant contributions	Total that constitutes non-exempt
transferred late to Plan	prohibited transactions
$721,118	$721,118

Meridian Bioscience, Inc. Savings and Investment Plan
EIN 31-0888197 Plan No 001
FORM 5500, SCHEDULE H, PART IV, LINE 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008

(a)		(b)	(c)		(d)
		Description of
		investment
		including
		maturity date,
		rate of interest,
		collateral, par
		or maturity
Identity of issuer, borrower, lessor, or similar party		value	Cost		Current value

	Registered Mutual Funds
	Allianz CCM Capital Appreciation Fund	104,635 shares	*	*	$1,230,508
	American Funds Balanced Fund	17,880 shares	*	*	245,487
	American Funds Bond Fund of America	110,534 shares	*	*	1,189,342
	American Funds Euro Pacific Growth Fund	59,325 shares	*	*	1,635,000
	American Funds Growth Fund of America	20,037 shares	*	*	404,755
	American Funds Washington Mutual Investors Fund	118,325 shares	*	*	2,520,327
*	Blackrock Small/Mid Cap Growth Fund	110,598 shares	*	*	869,299
*	Blackrock Basic Value Fund	92,071 shares	*	*	1,653,590
*	Blackrock Global Allocation Fund	13,948 shares	*	*	208,800
*	Blackrock Value Opportunities Fund	140,124 shares	*	*	1,636,653
	Delaware Emerging Markets Fund	38,589 shares	*	*	294,431
	Eaton Vance Income Fund of Boston	1,487 shares	*	*	5,828
	Evergreen Small Cap Fund	40,424 shares	*	*	300,751
	Janus Adviser Forty Fund	2,175 shares	*	*	48,247
	PIMCO Commodity Real Return Fund	11,294 shares	*	*	71,268
	PIMCO Total Return	59,409 shares	*	*	602,409
	Templeton Foreign Fund	89,628 shares	*	*	397,946

	Total registered mutual funds				13,314,641

	Common/Collective Trusts
*	Merrill Lynch Retirement Preservation Trust	2,938,343 shares	*	*	2,529,914

	Total collective trusts				2,529,914

*	Common Stock — Meridian Bioscience, Inc.	3,384 shares	*	*	86,187

*	Participant Loans	Interest rates ranging from 5.00% to 10.50%, maturing through 2014			424,622

	Total assets held for investment purposes				$16,355,364

*	Indicates party-in-interest.

**	Cost of asset is not required to be disclosed as investment is participant-directed.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Meridian Bioscience, Inc. Savings and Investment Plan
Date: June 26, 2009	By:	/s/ Melissa Lueke
Melissa Lueke
Vice President Finance, Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Grant Thornton LLP